Exhibit 99.1

Carolina Bank Holdings, Inc. Announces $15.1 Million Private Placement

GREENSBORO, N.C., March 31, 2015 (GLOBE NEWSWIRE) -- Carolina Bank Holdings, Inc. (Nasdaq:CLBH), the parent company of Carolina Bank, today announced that it has entered into securities purchase agreements with select institutional investors pursuant to which it has raised $15.1 million of convertible preferred equity.

The $15.1 million capital raise was executed through a private placement of 15,500 shares of the company’s Series B Non-Voting Convertible Preferred Stock (the “Series B Preferred Stock”) at a price of $975 per share. Each share of the Series B Preferred Stock will automatically convert into 100 shares of the company’s common stock after the company has received shareholder approval for the conversion at its annual meeting of shareholders, which is expected to be held on or about May 19, 2015.

Robert T. Braswell, President and Chief Executive Officer of Carolina Bank Holdings, Inc., commented: “I am pleased to announce the news of our capital raise. We believe this reflects the market’s confidence in our company and management team and expect that this transaction will further strengthen our capital position and enhance our ability to capitalize on the opportunities ahead of us.”

The proceeds of the capital raise, net of placement agent fees and expenses, will be approximately $14.1 million and are expected to be used, subject to regulatory approval, to redeem the company’s outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and for general corporate purposes.

FIG Partners, LLC acted as placement agent for the transaction. Wyrick Robbins Yates & Ponton LLP served as legal counsel to the company and Nelson Mullins Riley & Scarborough LLP served as legal counsel to FIG Partners.

About the Company

Carolina Bank, the banking subsidiary of Carolina Bank Holdings, Inc., began banking operations on November 25, 1996. The parent company is a North Carolina corporation organized in 2000. The bank is engaged in lending and deposit gathering activities in the Piedmont Triad of North Carolina, with operations in four counties: Guilford, Alamance, Forsyth and Randolph. The bank has eight full-service banking locations, four in Greensboro, one in Asheboro, one in High Point, one in Burlington, and one in Winston-Salem. Our ninth full-service office is currently under construction in Winston-Salem with a planned opening in the second quarter of 2015. Residential mortgage loan production offices are located in Burlington, Chapel Hill, Pinehurst, and Sanford in addition to a wholesale residential mortgage operation in Greensboro. The company’s stock is listed on the NASDAQ Global Market under the symbol CLBH. Further information is available on the company’s web site: www.carolinabank.com.

Disclosures About Forward-Looking Statements

This press release contains forward-looking statements regarding future events. These statements are only predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include risks of managing our growth, substantial changes in financial markets, regulatory changes, changes in interest rates, loss of deposits and loan demand to other financial institutions, and changes in real estate values and the real estate market. Additional information concerning factors that could cause actual results to be materially different from those in the forward-looking statements is contained in the company’s filings with the Securities and Exchange Commission. Carolina Bank Holdings, Inc. undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information, please contact:

Carolina Bank Holdings, Inc.

T. Allen Liles, EVP and CFO

Telephone: 336-286-8746

Email: a.liles@carolinabank.com

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